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SE 15047716 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 02 2015

SEC FILE NUMBER
8- 68140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marriott Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1051 East Cary St., Suite 1430

(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Marriott (804) 344-0952

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows, Urquhart, Acree and Cook LLP

(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court, Suite 102 (Address) Richmond (City) Virginia (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Justin Marriott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marriott Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Justin Marriott
Signature

Managing Director
Title

Stacy A. Slavik
Notary Public

STACY ANN SLAVIK
NOTARY PUBLIC 360404
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marriott Securities, LLC
Three James Center
1051 E Cary St. Suite 1430
Richmond, VA 23219-4029

February 27, 2015

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C. 194 SECTION

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Re: Marriott Securities, LLC
Sec File Number 8-68140

Dear Sirs:

Enclosed are Marriott Securities, LLC's Financial Statements for the year ended December 31, 2014, Statement of Financial Condition as of December 31, 2014 and Exemption Report for the year ended December 31, 2014. Per SEC Rule 17a-5(e)(3), the firm requests all statements be deemed confidential except the separately bound Statement of Financial Condition.

Sincerely,

B. Robert Hall
FINOP

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH, D.C.
194
SECTION

Marriott Securities, LLC

Statement of Financial Condition

December 31, 2014

SEC ID 8-68140
Filed as public information pursuant to rule 17a-5(d) under the Securities and Exchange Act of 1934.

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Director
Marriott Securities, LLC

We have audited the accompanying statement of financial condition of Marriott Securities, LLC (the Company), as of December 31, 2014 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Marriott Securities' management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Marriott Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree & Cook, LLP

Richmond, Virginia
February 24, 2015

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants * American Institute of Certified Public Accountants

Marriott Securities, LLC

Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 249,171
Note receivable from client	115,209
Other assets	2,795
Total assets	$ 367,175
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 12,714
Due to Marriott & Co., LLC	79,373
Total liabilities	92,087
Member's equity	275,088
Total liabilities and member's equity	$ 367,175

See Notes to Statement of Financial Condition.

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: Marriott Securities, LLC (the Company) was formed under the laws of the Commonwealth of Virginia as a single member limited liability company owned by Marriott Management, LLC (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company brokers private placements of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of Marriott Securities, LLC. According to the terms of the Operating Agreement, after the initial contributions are made, the member has no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the member of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Basis of accounting: The Company's financial statement is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes.

Use of estimates: The preparation of a financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Customer security transactions: The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3) under paragraph k(2)(i).

Note 2—Note Receivable From Client

Note receivable from client consists of amounts earned from providing advisory services. The note receivable has an evaluation date of September 30, 2017 at which time the remaining principal on the note will either be extended to August 7, 2019 or be forgiven. The note receivable balance will continue to be monitored quarterly by the Company to ensure the amount presented represents the Company's best estimate of fair value as of each reporting date. The Company received cash payments of $2,291 that were applied to the principal balance on the note receivable during the year ended December 31, 2014.

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and required net capital of $157,082 and $6,139, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2014 was 0.59 to 1.

Note 4—Related Party Transactions

The Company participates in a Management Services Agreement with Marriott & Co., LLC, a limited liability company wholly owned by Marriott Management, LLC. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business on a cost-reimbursement basis. The expenses incurred by Marriott & Co., LLC were allocated at cost, in proportion to the Company's utilization.

On December 31, 2014 there was a balance owed to Marriott & Co., LLC of $79,373.

Note 5—Subsequent Events

Subsequent events were evaluated through the date the financial statement was issued which was February 24, 2015.